Filed by Argonaut Group, Inc.
                                               Subject Company - PXRE Group Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934
                                                         Commission File 0-14950

                               ARGONAUT GROUP, INC
                        A National Speialty Underwriter


                              N E W S R E L E A S E


Contact:      Mark Haushill
              Chief Financial Officer
              (210) 321-8400


         ARGONAUT GROUP, INC. STOCKHOLDERS APPROVE MERGER AGREEMENT WITH
               PXRE GROUP LTD. AT SPECIAL MEETING OF STOCKHOLDERS

SAN ANTONIO (July 25, 2007) - Argonaut Group, Inc. (NasdaqGS: AGII) today announced that, at its Special Meeting of Stockholders held today in San Antonio, shareholders voted to approve the previously announced merger agreement providing for the merger of Argonaut Group and a wholly owned subsidiary of PXRE Group Ltd. (NYSE: PXT). Subject to the satisfaction or waiver of the remaining conditions set forth in the merger agreement, Argonaut Group and PXRE Group expect to complete the proposed merger in early August 2007.

The combined entity will do business as Argo Group International Holdings, Ltd. ("Argo Group"). Argo Group will become the Bermuda holding company for PXRE Group's existing insurance and other subsidiaries, including its newly formed Bermuda reinsurer Peleus Reinsurance Ltd. and Argonaut Group's existing operations. Argo Group will trade on the NASDAQ Global Select Market under Argonaut Group, Inc.'s existing ticker symbol, AGII.

ABOUT ARGONAUT GROUP, INC.
Headquartered in San Antonio, Argonaut Group, Inc. (NasdaqGS: AGII) is a national underwriter of specialty insurance products in niche areas of the property and casualty market, with $3.8 billion in assets. Argonaut Group offers a full line of high quality products and services designed to meet the unique coverage and claims handling needs of businesses in three primary segments:
Excess and Surplus Lines, Select Markets, and Public Entity. Members of Argonaut Group include Colony, Argonaut Specialty, Rockwood, Great Central, Grocers Insurance, Trident, and Argonaut Insurance. Information on Argonaut Group and its subsidiaries is available at www.argonautgroup.com.

FORWARD LOOKING STATEMENTS
This press release contains certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: Argonaut Group's inability to satisfy the conditions to closing the merger and other risk factors as set forth from time to time in Argonaut Group's filings with the SEC. The inclusion of a forward-looking statement herein should not be regarded as a representation

Argonaut Group, Inc.
Argonaut Group, Inc. Stockholders Approve Merger with PXRE
Page 2

by Argonaut Group that Argonaut Group's objectives will be achieved. Argonaut Group undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

                                    - more -


WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION
In connection with the proposed merger transaction between PXRE and Argonaut Group, Inc., PXRE has filed with the SEC a registration statement on Form S-4 which contains a joint proxy statement/prospectus. PXRE and Argonaut Group, Inc. mailed the joint proxy statement/prospectus on or about June 20, 2007 to their respective shareholders of record on June 4, 2007. Investors and shareholders of PXRE and Argonaut Group, Inc. are urged to read the definitive joint proxy statement/prospectus (including any amendments or supplements thereto) and any other relevant materials regarding the proposed merger transactions because they contain important information about PXRE, Argonaut Group, Inc., and the contemplated merger transaction. The definitive joint proxy statement/prospectus and other relevant materials, and any other documents filed by PXRE with the SEC, may be obtained free of charge at the SEC's web site at http://www.sec.gov. In addition, investors and shareholders may obtain free copies of the documents filed with the SEC by PXRE by directing a written request to Argonaut Group, Inc, Attention: Mark W. Haushill, Chief Financial Officer, 10101 Reunion Place, Suite 500, San Antonio, TX 78216 or by calling 210-321-8400. Investors and shareholders are urged to read the definitive joint proxy statement/prospectus and any other relevant materials before making any investment decisions with respect to the proposed merger transaction. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
PXRE and its directors and executive officers and Argonaut Group, Inc., and its directors and executive officers may be deemed to have participated in the solicitation of proxies from the shareholders of PXRE and Argonaut Group, Inc. in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the proposed merger transaction is included in the joint proxy statement/prospectus referred to above.


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